SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)

                            Callon Petroleum Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    13123X102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Barry I. Meade
                              NOCO Management, Ltd.
                              6814 Northampton Way
                            Houston, Texas 77055-7619
                                 (713) 681-4800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 6, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

CUSIP No. 13123X102
--------------------------------------------------------------------------------
        (1)    Name of Reporting Person
               S.S. or I.R.S. Identification Nos. of Above Person

               NOCO Enterprises, L.P.
               76-0369653
--------------------------------------------------------------------------------
        (2)    Check the Appropriate Box if a Member of a Group
                                                         (a)     [  ]
                                                         (b)     [x]
--------------------------------------------------------------------------------
        (3)    SEC Use Only
--------------------------------------------------------------------------------
        (4)    Source of Funds

               OO
--------------------------------------------------------------------------------
        (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
        (6)    Citizenship or Place of Organization

               Delaware
--------------------------------------------------------------------------------
 Number of     (7)    Sole Voting Power                          -0-
Shares Bene-          ----------------------------------------------------------
  ficially     (8)    Shared Voting Power                        -0-
 Owned by             ----------------------------------------------------------
Each Report-   (9)    Sole Dispositive Power                     -0-
 ing Person           ----------------------------------------------------------
   With        (10)   Shared Dispositive Power                   -0-
--------------------------------------------------------------------------------
        (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                      -0-
--------------------------------------------------------------------------------
        (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                   [ ]
--------------------------------------------------------------------------------
        (13)   Percent of Class Represented by Amount in Row (11)
                      -0-
--------------------------------------------------------------------------------
        (14)   Type of Reporting Person            PN

                               Page 2 of 11 Pages

CUSIP No. 13123X102
--------------------------------------------------------------------------------
        (1)    Name of Reporting Person
               S.S. or I.R.S. Identification Nos. of Above Person

               NOCO Properties, Inc.
               76-0369651
--------------------------------------------------------------------------------
        (2)    Check the Appropriate Box if a Member of a Group
                                                           (a)     [  ]
                                                           (b)     [x]
--------------------------------------------------------------------------------
        (3)    SEC Use Only
--------------------------------------------------------------------------------
        (4)    Source of Funds

               OO
--------------------------------------------------------------------------------
        (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                             [ ]
--------------------------------------------------------------------------------
        (6)    Citizenship or Place of Organization

               Delaware
--------------------------------------------------------------------------------
 Number of     (7)    Sole Voting Power                          -0-
Shares Bene-          ----------------------------------------------------------
  ficially     (8)    Shared Voting Power                        -0-
 Owned by             ----------------------------------------------------------
Each Report-   (9)    Sole Dispositive Power                     -0-
 ing Person           ----------------------------------------------------------
   With        (10)   Shared Dispositive Power                   -0-
--------------------------------------------------------------------------------
        (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                      -0-
--------------------------------------------------------------------------------
        (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                               [ ]
--------------------------------------------------------------------------------
        (13)   Percent of Class Represented by Amount in Row (11)
                       -0-
--------------------------------------------------------------------------------
        (14)   Type of Reporting Person            CO

                               Page 3 of 11 Pages

CUSIP No. 13123X102
--------------------------------------------------------------------------------
        (1)    Name of Reporting Person
               S.S. or I.R.S. Identification Nos. of Above Person

               NOCO Holdings, L.P.
               51-0340938
--------------------------------------------------------------------------------
        (2)    Check the Appropriate Box if a Member of a Group
                                                          (a)     [  ]
                                                          (b)     [x]
--------------------------------------------------------------------------------
        (3)    SEC Use Only
--------------------------------------------------------------------------------
        (4)    Source of Funds

               OO
--------------------------------------------------------------------------------
        (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
        (6)    Citizenship or Place of Organization

               Delaware
--------------------------------------------------------------------------------
 Number of     (7)    Sole Voting Power                          -0-
Shares Bene-          ----------------------------------------------------------
  ficially     (8)    Shared Voting Power                        -0-
 Owned by             ----------------------------------------------------------
Each Report-   (9)    Sole Dispositive Power                     -0-
 ing Person           ----------------------------------------------------------
   With        (10)   Shared Dispositive Power                   -0-
--------------------------------------------------------------------------------
        (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                      -0-
--------------------------------------------------------------------------------
        (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                              [ ]
--------------------------------------------------------------------------------
        (13)   Percent of Class Represented by Amount in Row (11)
                       -0-
--------------------------------------------------------------------------------
        (14)   Type of Reporting Person            PN

                               Page 4 of 11 Pages

CUSIP No. 13123X102
--------------------------------------------------------------------------------
        (1)    Name of Reporting Person
               S.S. or I.R.S. Identification Nos. of Above Person

               NOCO Management, Ltd.
               76-0369652
--------------------------------------------------------------------------------
        (2)    Check the Appropriate Box if a Member of a Group
                                                      (a)     [  ]
                                                      (b)     [x]
--------------------------------------------------------------------------------
        (3)    SEC Use Only
--------------------------------------------------------------------------------
        (4)    Source of Funds

               OO
--------------------------------------------------------------------------------
        (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                 [ ]
--------------------------------------------------------------------------------
        (6)    Citizenship or Place of Organization

               Texas
--------------------------------------------------------------------------------
 Number of     (7)    Sole Voting Power                        1,984,758 Shares
Shares Bene-          ----------------------------------------------------------
  ficially     (8)    Shared Voting Power                      -0-
 Owned by             ----------------------------------------------------------
Each Report-   (9)    Sole Dispositive Power                   1,984,758 Shares
 ing Person           ----------------------------------------------------------
   With        (10)   Shared Dispositive Power                 -0-
--------------------------------------------------------------------------------
        (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                      1,984,758 Shares
--------------------------------------------------------------------------------
        (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                            [ ]
--------------------------------------------------------------------------------
        (13)   Percent of Class Represented by Amount in Row (11)
                       34.5%
--------------------------------------------------------------------------------
        (14)   Type of Reporting Person            OO

                               Page 5 of 11 Pages

INTRODUCTORY NOTE.

               This Amendment No. 1 to Schedule 13D is being filed on behalf of the NOCO Entities to update certain information set forth in the Schedule 13D of Callon Petroleum Company filed on September 26, 1994 by the NOCO Entities. Pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934, as amended, the originally filed Schedule 13D has been restated in its entirety and is being filed as Exhibit 99 to this Amendment No. 1.

               The filing of this Amendment No. 1 to Schedule 13D should not be construed as an admission that the NOCO Entities constitute a group or are the beneficial owners of the shares of common stock, par value $.01 per share, of Callon Petroleum Company to which this Amendment No. 1 to Schedule 13D relates.

               Each signatory hereto acknowledges responsibility with respect to the information provided as to such signatory but assumes no responsibility as to information regarding any other signatory. The Schedule 13D, as amended, includes certain information relating to the persons listed on Schedule I hereto; however, the NOCO Entities assume no responsibility or obligation to provide any information concerning any other person affiliated or associated with such persons.

               Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D filed on September 26, 1994 by the NOCO Entities.

ITEM 2.        IDENTITY AND BACKGROUND.

               Schedule I to the original Schedule 13D, containing information with respect to executive officers and directors of NOCO Properties and the executive officers and members of NOCO Management, is hereby amended and superseded in its entirety by Schedule I hereto. In addition, the partnership agreement of NOCO Holdings filed as Exhibit B to the original Schedule 13D has been amended and restated in its entirety and is hereby superseded in its entirety by Exhibit 1 hereto which is incorporated herein by reference.

ITEM 4.        PURPOSE OF TRANSACTION

               Paragraph 2 of Item 4 is hereby amended and superseded in its entirety as follows:

               The NOCO Entities and the persons on Schedule I will review on a continuous basis their investment in the Company. Such persons may in the future take such actions in respect of their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. These actions include (i) continuing to hold the shares it now beneficially owns, (ii) acquiring additional shares of Common Stock or other Company securities or (iii) seeking to dispose of shares of Common Stock or other Company securities. Any acquisition of shares of Common Stock or other Company securities could be effected in the open market, in privately negotiated transactions, or otherwise, and could be effected by persons affiliated with the NOCO Entities and the persons listed on Schedule I. Any dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act, in the open market. Dispositions by the NOCO Entities and certain of their transferees are restricted by the terms of the Stockholders' Agreement. Shares may be transferred from time to time among the NOCO Entities and the partners of NOCO Holdings. Any sales, purchases or transfers or other

                               Page 6 of 11 Pages
actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, NOCO Enterprises will take into consideration various factors, such as the Company's business, financial condition, operating results and prospects, other developments concerning the Company, the obligations of and other business opportunities available to NOCO Enterprises and the other NOCO Entities, the level of the NOCO Entities' investment in the Company, developments with respect to the NOCO Entities' businesses, general economic and industry conditions, the market price for shares of Common Stock and securities market conditions.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               Paragraph 1 of Item 5 is hereby amended and superseded in its entirety as follows:

               As of November 30, 1996, NOCO Enterprises beneficially owned an aggregate of 1,984,758 shares of Common Stock (approximately 34.5% of the 5,754,863 shares of Common Stock outstanding as of November 30, 1996).

               Paragraph 4 of Item 5 is hereby amended and superseded in its entirety as follows:

               John C. Wallace beneficially owns 15,000 shares of Common Stock which consists of 15,000 shares issuable under stock options exercisable within 60 days. B.F. Weatherly beneficially owns 15,367 shares of Common Stock which includes 15,000 shares issuable under stock options exercisable within 60 days. Richard O. Wilson beneficially owns 17,273 shares of Common Stock which consists of 15,000 shares issuable under stock options exercisable within 60 days and 2,273 shares of Common Stock issuable upon conversion of 1,000 shares of the Company's Series A Preferred Stock. Subject to community property laws, where applicable, Messrs. Wallace, Weatherly and Wilson each have the sole power to vote and dispose of the respective shares of Common Stock owned and issuable of exercise of stock options held by them. As a result of their positions with NOCO Management, Messrs. Wallace, Weatherly, Wilson and Barry I. Meade may be deemed to share the power to vote and dispose of and thereby to be the beneficial owner of the 1,984,758 shares of Common Stock beneficially owned by NOCO Enterprises.

                               Page 7 of 11 Pages

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.


Exhibit
Number                            Document Description
------                            --------------------

 1                    -    First Amended and Restated Agreement of Limited
                           Partnership of NOCO Holdings, L.P. dated
                           September 17, 1994.

99                    -    Schedule 13D of the Company filed by the NOCO
                           Entities on September 26, 1994.

                               Page 8 of 11 Pages

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  December 6, 1996.

                                   NOCO ENTERPRISES, L.P., by
                                     NOCO Properties, Inc., its general partner



                                   By:  /S/ BARRY I. MEADE
                                       Name:     Barry I. Meade
                                       Title:    Vice President


                                   NOCO PROPERTIES, INC.



                                   By:  /S/ BARRY I. MEADE
                                       Name:     Barry I. Meade
                                       Title:    Vice President


                                   NOCO HOLDINGS, L.P., by NOCO
                                     Management, Ltd., its general partner



                                   By:  /S/ BARRY I. MEADE
                                       Name:     Barry I. Meade
                                       Title:    Vice President


                                   NOCO MANAGEMENT, LTD.



                                   By:  /S/ BARRY I. MEADE
                                       Name:     Barry I. Meade
                                       Title:    Vice President

                               Page 9 of 11 Pages

                                   SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF NOCO PROPERTIES, INC.

Name                 Present Principal
and Position         Occupation or Employment         Business Address              Citizenship
------------         ------------------------         ----------------              -----------
B.F. Weatherly;      Principal of Amerimark           Amerimark Capital Group,      USA
Director and         Capital Group, Houston,          Houston, Texas
President            Texas, an investment banking     6814 Northampton Way
                     firm and an Executive Officer    Houston, TX 77055-7619
                     of various companies
                     (including those associated
                     with Fred. Olsen interests)



Barry I. Meade;      Certified Public Accountant;     Barry I. Meade
Director,            Executive officer of various     CERTIFIED PUBLIC
Vice President,      companies (including those       ACCOUNTANT
Secretary and        associated with Fred. Olsen      6814 Northampton Way
Treasurer            interests) and active partner    Houston, TX  77055-7619       USA
                     in various partnerships and
                     limited liability companies

                               Page 10 of 11 Pages

                                   SCHEDULE I

             MEMBERS AND EXECUTIVE OFFICERS OF NOCO MANAGEMENT, LTD.

Name                 Present Principal
and Position         Occupation or Employment         Business Address                Citizenship
------------         ------------------------         ----------------                -----------
B.F. Weatherly;      Principal of Amerimark           Amerimark Capital Group,        USA
Member and           Capital Group, Houston,          Houston, Texas
President            Texas, an investment banking     6814 Northampton Way
                     firm (and an Executive           Houston, TX 77055-7619
                     Officer of various companies
                     (including those associated
                     with Fred. Olsen interests)

Barry I. Meade;      Certified Public Accountant;     Barry I. Meade                  USA
Member, Vice         Executive officer of various     CERTIFIED PUBLIC ACCOUNTANT
President,           companies (including those       6814 Northampton Way
Secretary and        associated with Fred. Olsen      Houston, TX  77055-7619
Treasurer            interests) and active partner
                     in various partnerships and
                     limited liability companies

J.C. Wallace;        Chairman of Fred. Olsen          Fred. Olsen Limited             Canada
Member and           Limited                          65 Vincent Square
Vice President                                        London, SW1P 2RX,
                                                      England


R.O. Wilson;         Chairman and Chief               Belmont Constructors, Inc.
Member               Executive Officer of Belmont     2925 Briarpark Drive            USA
                     Constructors, Inc.               Suite 150
                                                      Houston, TX  77042

                               Page 11 of 11 Pages